Impact X Partners , LLC
Statement of Comprehensive Income
(Unaudited)

	For the Period October 2, 2019 (Inception) to December 31, 2019
Revenue	$ -
Expenses:	
General, administrative and interest	32,834
Amortization Expense	11,397
Total expenses	44,231
Net loss	$ (44,231)